Exhibit 99.1

Liberty Defense and Wadsworth Solutions Announce Sale of HEXWAVE™ Systems to Cleveland Hopkins International Airport

Walkthrough security detection portal to support Aviation Worker Screening at the airport

Wilmington, MA,USA – October 2, 2026 Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (NASDAQ: DETX; TSXV: SCAN), a leading provider of AI-based, next-generation detection solutions for concealed weapons and threats, and Wadsworth Solutions today announced that Cleveland Hopkins International Airport (CLE) will deploy two HEXWAVE™ systems to support its Aviation Worker Screening program.

Cleveland Hopkins International Airport serves approximately 10 million passengers annually. The systems will support CLE’s Aviation Worker Screening program at designated screening locations.

HEXWAVE detects metallic and non-metallic threats using millimeter wave technology and 3D video-rate imaging, with automatic threat detection powered by AI and deep learning algorithms. It also detects contraband and other prohibited items, including liquids, powders, plastics, vapes and other items of interest. HEXWAVE has been selected for use in aviation, government buildings, laboratories, courthouses, correctional facilities, and a range of public and commercial venues.

“We have been working closely with the team at CLE, and we look forward to supporting and enhancing its Aviation Worker Screening program as the airport continues to grow,” said Bill Frain, CEO of Liberty Defense. “With CLE, HEXWAVE will be deployed at nine airports, underscoring the growing demand for more comprehensive security screening solutions.”

Wadsworth Solutions, a leader in planning, management, installation, and integration of airport security systems, is serving as the prime contractor for this deployment. Wadsworth will install the HEXWAVE systems, provide operator training, and deliver ongoing support.

“Wadsworth Solutions is pleased to bring together a leading technology provider like Liberty Defense and a first-rate airport operator like CLE, with the shared goal of enhancing aviation security at Cleveland Hopkins International Airport,” said Matt Dillon, Vice President of Wadsworth Solutions’ Security team. “HEXWAVE is a strong complement to our security integration and support services, and we believe the technology can provide an additional layer of support to CLE’s Aviation Worker Screening program.”

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On Behalf of Liberty Defense

Bill Frain

CEO & Director

About Liberty Defense

Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (NASDAQ: DETX; TSXV: SCAN) provides multi-technology security solutions for concealed weapons detection in high volume foot traffic areas and locations requiring enhanced security such as airports, stadiums, schools, and more. Liberty’s HEXWAVE product, for which the company has secured an exclusive license from Massachusetts Institute of Technology (MIT), as well as a technology transfer agreement for patents related to active 3D radar imaging technology, provides discrete, modular, and scalable protection to provide layered, stand-off detection capability of metallic and non-metallic weapons. Liberty has also recently licensed the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies as part of its technology portfolio. Liberty is committed to protecting communities and preserving peace of mind through superior security detection solutions. Learn more: LibertyDefense.com

About Wadsworth Solutions

Since 1944, Wadsworth Solutions has been delivering innovative engineering and technology solutions that keep facilities safe, secure, and operating at their best. From HVAC and temperature controls to data center engineering, facility automation, and advanced security systems, our expertise is built on decades of experience. Our Security Division specializes in complex, high-security environments, including transportation, correctional, municipal, and other critical facilities. We combine proven technology with hands-on engineering expertise to deliver integrated, scalable and cost-effective security solutions. Wadsworth Solutions provides the technology, expertise, and support our customers can count on.

For sales information, please contact:

Ian McNaughton

Senior Director Business Development, Liberty Defense

613-292-3669

imcnaughton@libertydefense.com

FORWARD-LOOKING STATEMENTS

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although Liberty believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. Such statements and information reflect the current view of Liberty. There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Liberty’s actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: currency fluctuations; limited business history of the parties; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; and general development, market and industry conditions. The parties undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of their securities or their respective financial or operating results (as applicable).

Liberty Defense | 187 Ballardvale Street, Suite 110, Wilmington, MA 01887, USA

Liberty cautions that the foregoing list of material factors is not exhaustive. When relying on Liberty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Liberty has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Liberty as of the date of this press release and, accordingly, are subject to change after such date. Liberty does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Liberty Defense | 187 Ballardvale Street, Suite 110, Wilmington, MA 01887, USA